UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 31, 2022

LANDA APP 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC
Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC
Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

The following updates certain information provided in the Master Series Table found in the offering circular (the “Offering Circular”) of Landa App 3 LLC (the “Company”), dated June 28, 2022, regarding the property set forth below (the “Property”).

New Lease Agreements; Renewals

Each of following lease agreements (each a “Lease Agreement”) was renewed with its a tenant on the terms set forth in the table below.

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)
Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	1363 Hancock Street, Unit 1F, Brooklyn NY 11237	08/01/2022	$1,950.00	07/31/2023
Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	1363 Hancock Street, Unit 1R, Brooklyn NY 11237	08/01/2022	$2,200.00	07/31/2023
Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	132 Cornelia Street, Unit 1 Brooklyn NY 11221	08/01/2022	$3,202.50	07/31/2023
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	24 Ditmars Street, Unit 3, New York, NY 11221	08/01/2022	$3,675.00	07/31/2023

(1)	The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2)	After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

The foregoing is a summary of the terms of the Lease Agreement for the Property set forth in the table above and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Lease Agreement, a form of which is available here.

Property Vacancies; Lease Non-Renewals

Landa App 3 LLC - 6447 Gordon Street Lithia Springs GA LLC

The tenant occupying Unit C of this Property has not renewed their lease agreement and this apartment unit is currently vacant. As of the date of this report, Landa Holdings, Inc. (the “Manager”) has not identified a new tenant to enter into a Lease Agreement for this Property.  The Manager will not earn its Management Fee on Unit C until the Series enters into a new lease agreement with a tenant for this apartment unit.

Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC

The tenant occupying Unit #7 of this Property underlying this Series vacated the apartment unit prior to the term of the Lease Agreement. As of the date of this report, the Manager has not identified a new tenant to enter into a Lease Agreement for this Property. The Manager will not earn its Management Fee on Unit #7 until the Series enters into a new lease agreement with a tenant for this apartment unit.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2022	LANDA APP 3 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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